EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2009
Excluding interest on deposits
Income before income tax expense and extraordinary gain	$12,191

Fixed charges:
Interest expense	8,024
One-third of rents, net of income from subleases (a)	428

Total fixed charges	8,452

Less: Equity in undistributed income of affiliates	(24)

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest	$20,619

Fixed charges, as above	$8,452

Preferred stock dividends (pre-tax) (b)	3,314

Fixed charges including preferred stock dividends	$11,766

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.75

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$11,766
Add: Interest on deposits	3,937

Total fixed charges including preferred stock dividends and interest on deposits	$15,703

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest, as above	$20,619
Add: Interest on deposits	3,937

Total income before income tax expense and extraordinary gain, fixed charges and interest on deposits	$24,556

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.56

(a)	The proportion deemed representative of the interest factor.

(b)	Includes a one-time $1.6 billion pre-tax payment of TARP preferred dividends.